Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 25 DATED MAY 30, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend.

Declaration of Dividend

On May 30, 2019, the Manager of the Company declared a daily distribution of $0.0030136986 per share (the “June 2019 Daily Distribution Amount”) (which equates to approximately 11.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on June 1, 2019 and ending on June 30, 2019 (the “June 2019 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the June 2019 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2019. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.